UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 29, 2022, announcing that the Company has purchased two eco-VLCCs, the Chelsea and the Ghillie, and sold four older S-class VLCCs.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 29, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Friday 29 April 2022 – 8.00 a.m. CET
EURONAV REJUVENATES VLCC FLEET

ANTWERP, Belgium, 29 April 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) purchased two eco-VLCCs, the Chelsea (2020 – 299,995 dwt) and the Ghillie (2019 – 297,750 dwt), for USD 179 million in total in cash. They are sisters of our D-class vessels (Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt). These vessels were all built in Korea at DSME, are fitted with scrubbers and are the latest generation of eco-type VLCC.
In parallel to this transaction, Euronav has sold four older S-class VLCCs for an en-bloc price of USD 198 million. A capital gain of USD 1.2 million will be recorded on the sale of these vessels. The four vessels are the Sandra (2011 – 323, 527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt). All four vessels are non-eco VLCCs with significant higher consumptions and carbon footprint than modern eco-VLCCs.
Fleet rejuvenation
The combination of these two transactions demonstrates the Company’s focus on the modernisation of its fleet and the improvement of the fleet consumption and emission profile, which in turn enables Euronav to maximise the overall return of the company.
The transactions have reduced the average age of Euronav’s fully owned VLCC fleet from 7.3 years to 6.6 years, making it amongst the youngest VLCC fleets globally.
Euronav considers regular fleet rejuvenation as an important function of ship management in providing quality services to our clients. These top of the range eco-vessels will deliver an improvement in our operational performance upon delivery later this quarter. The price represents good value in the context of high newbuild prices and extended delivery schedules for new tonnage, but also in the swapping out of older for newer tonnage.

PRESS RELEASE Friday 29 April 2022 – 8.00 a.m. CET

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Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Road to Decarbonisation Presentation: Thursday 5 May 2022
Announcement of Q1 2022 results: Thursday 12 May 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 39 VLCCs (three to be delivered), 26 Suezmaxes (of which two vessels  are time chartered in and three vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Friday 29 April 2022 – 8.00 a.m. CET

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.